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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAY 28 2015
Washington DC
404

SEC FILE NUMBER
8-33312

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DETWILER FENTON WEALTH MANAGEMENT, INC.

OFFICIAL USE ONLY
8-33312 FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 HIGH STREET, SUITE 2800
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN MARTINO 1-617-747-0154 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLF & COMPANY, P.C .
(Name - if individual, state last, first, middle name)

99 HIGH STREET	BOSTON	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, STEPHEN MARTINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DETWILER FENTON WEALTH MANAGEMENT, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

S. Martino

Signature and Title

Fjorinda Koce

Notary Public

FJORINDA KOCE
Notary Public, Commonwealth of Massachusetts
My Commission Expires April 9, 2021

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
(x)	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

Detwiler Fenton Wealth Management, Inc.

Table of Contents

WOLF & COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Detwiler Wealth Management, Inc.:

We have audited the accompanying statement of financial condition of Detwiler Fenton Wealth Management, Inc. as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Detwiler Wealth Management, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental

information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
March 2, 2015

Detwiler Fenton Wealth Management, Inc.

Statement of Financial Condition

At December 31, 2014

Assets

Cash and cash equivalents (Note 2)	$ 76,559
Deposit with clearing organization (Note 3)	75,000
Due from Parent (Note 5)	212
Prepaid expenses	20,137
Total assets	$171,908

Liabilities and Shareholder's Equity

Liabilities:	
Accrued commissions payable	$ 23,331
Accounts payable and accrued liabilities	37,751
Total liabilities	61,082
Commitments and contingencies (Notes 6, 7 and 8)	
Shareholder's equity (Note 3):	
Common stock, no par value, 10,000, shares authorized; 10,000 shares issued and outstanding	10,000
Paid-in capital	40,000
Retained earnings	60,826
Total shareholder's equity	110,826
Total liabilities and shareholder's equity	$171,908

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management, Inc.

Statement of Income

Year Ended December 31, 2014

Revenues:	
Private placement fees	$ 654,755
Commissions	248,946
12b-1 fees and other revenue	237,817
Total revenues	1,141,518
Expenses:	
Compensation and benefits	741,118
General and administrative	85,566
Execution costs	27,938
Management fees paid to Parent (Note 5)	45,000
Total expenses	899,622
Other (income):	
Forgiveness of debt (Note 4)	(168,790)
Income before income taxes	410,686
Income tax expense (Note 4)	(169,590)
Net income	$ 241,096

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2014

	Common Stock	Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2013	$ 10,000	$ 40,000	$ 136,205	$ 186,205
Cash dividend paid to Parent - Detwiler Fenton Investment Management, LLC	-	-	(316,475)	(316,475)
Net income	-	-	241,096	241,096
Balance at December 31, 2014	$ 10,000	$ 40,000	$ 60,826	$ 110,826

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management, Inc.

Statement of Cash Flows

Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 241,096
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Commissions receivable	2,450
Prepaid expenses	391
Due from Parent	2,121
Accrued commission payable	(1,013)
Accounts payable and accrued liabilities	9,597
Net cash provided by operating activities	254,642
Cash flows from financing activities:	
Cash dividend paid to Parent	(316,475)
Net cash used in financing activities	(316,475)
Net decrease in cash and cash equivalents	(61,833)
Cash and cash equivalents at beginning of year	138,392
Cash and cash equivalents at end of year	$ 76,559
Supplemental disclosure of cash flow information:	
Cash payments for income taxes	$ 800
Cash payments for interest expense	$ 56
Supplemental disclosure of non-cash financing activities:	
Forgiveness of debt	$ 168,790

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2014

1. ORGANIZATION

Description of Business — Detwiler Fenton Wealth Management, Inc. (the "Company") is a wholly-owned subsidiary of Detwiler Fenton Investment Management LLC ("DFIM" or its "Parent"). DFIM is a wholly-owned subsidiary of Detwiler Fenton Group, Inc. ("DFG"). The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company is headquartered in Boston, Massachusetts. The Company also offers private placement investments to accredited investors and receives private placement fees.

The Company introduces customer transactions on a fully disclosed basis to its clearing broker, National Financial Services LLC ("NFS"); a wholly-owned subsidiary of Fidelity Investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash Equivalents — Cash equivalents include financial instruments with a maturity at date of purchase of three months or less. The Company maintains cash and cash equivalent deposits which from time to time can be in excess of federally insured limits at a financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risk.

Revenue Recognition — Commission revenues and related execution costs are recorded on a trade-date basis as securities transactions occur.

Income Taxes — The Company participates in the filing of the consolidated federal income tax return of DFG and records income tax expense as if computed on a separate return.

Deferred income tax assets, if any, are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. There are no deferred income tax assets at December 31, 2014.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Tax positions taken by the Company are required to be evaluated to determine whether they are more likely than not to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. Generally, the Company is no longer subject to federal and state tax examinations by tax authorities for years prior to December 31, 2011. There are no uncertain tax positions that require accrual or disclosure at December 31, 2014.

The Company accounts for interest and penalties related to uncertain tax positions as part of its income tax expense. No interest or penalties were recorded for the year ended December 31, 2014.

Use of Estimates — The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule") which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital is computed under the basic method permitted by the Rule which requires minimum net capital to be $5,000 at December 31, 2014. The Company's net capital was $90,466 or $85,466 in excess of its minimum net capital requirement at December 31, 2014. The Company's ratio of aggregate indebtedness to net capital was 0.67 to 1.

The Company is a fully disclosed broker-dealer with NFS. At December 31, 2014, the Company's minimum net capital requirement under the terms of an agreement with NFS is $150,000 and the Company is also required to maintain a clearing deposit of $75,000. At December 31, 2014, the Company was not in compliance with the net capital requirement per the NFS agreement. The Company terminated its agreement with NFS effective February 27, 2015. On February 19, 2015, Pershing LLC agreed to provide clearing services to the Company. In accordance with the Company's agreement, the Company will maintain a $100,000 clearing deposit and will not be required to maintain regulatory capital in excess of the Company's net capital requirement.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

4. INCOME TAXES

Income tax expense for the year ended December 31, 2014 follows:

Current:	
Federal	$ 124,204
State	45,386
Total income tax expense	$ 169,590

Actual income tax expense differs from the amount "expected" using the statutory federal tax rate for the year ended December 31, 2014 follows:

Expected income tax expense using the statutory federal income tax rate of 34%	$ 139,633
Effects of:	
State income taxes, net of federal tax benefit	29,955
Other	2
Total income tax expense (effective income tax rate of 41%)	$ 169,590

On December 31, 2014, DFG forgave the balance of its receivable due from the Company related to income tax and the Company recorded forgiveness of debt income of $168,790. The forgiveness of this obligation is recorded on the statement of income for the year ended December 31, 2014.

5. RELATED PARTY TRANSACTIONS

The Company receives substantially all of its executive, administrative, financial, computer systems and support, human resources and compliance services from individuals who are employed and compensated by an affiliate of DFIM. Additionally, an affiliate of DFIM provides certain equipment, telephone, office space and other resources on behalf of the Company. Such expenses incurred by DFIM on behalf of the Company are allocated to the Company by DFIM in accordance with its Management Fee Agreement. The Company incurred $45,000 of expenses under the terms of the Management Fee Agreement for the year ended December 31, 2014. These expenses are presented as management fees paid to Parent in the statement of income for the year ended December 31, 2014.

At December 31, 2014, the Company is due $212 from DFIM for December 2014 clearing expenses.

6. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. COMMITMENTS AND CONTINGENCIES

The Company from time to time is subject to legal proceedings, claims, and regulatory compliance examinations which arise in the normal course of its business. Management believes that resolution of any such matters will not have a material adverse effect on the Company's results of operations or financial condition.

8. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2014, the Company paid no claims to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Detwiler Fenton Wealth Management, Inc.

Statement of Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2014

Net Capital	
Total shareholder's equity	$ 110,826
Less non-allowable assets:	
Due from Parent	(212)
Prepaid expenses	(20,137)
Total non-allowable assets	(20,349)
Net capital before haircuts or securities positions	90,477
Less haircut on securities positions	(11)
Net Capital	90,466
Minimum net capital requirement	5,000
Excess Net Capital	$ 85,466
Schedule of Aggregate Indebtedness:	
Aggregate indebtedness	$ 61,082
Percentage of aggregate indebtedness to net capital	67%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, PART IIA filing at December 31, 2014.

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Detwiler Wealth Management, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Detwiler Fenton Wealth Management, Inc. (the "Company") identified the following provisions under 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k):(2)(ii) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.
Boston, Massachusetts
March 2, 2015

Detwiler Fenton Wealth Management, Inc.

Exemption Report

Detwiler Fenton Wealth Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Detwiler Fenton Wealth Management, Inc.

I, Stephen Martino, swear affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Stephen Martino

Title: CFO

March 2, 2015

DETWILER FENTON WEALTH MANAGEMENT, INC.
100 HIGH ST., SUITE 2800 | BOSTON, MA | 02110 | 617.451.0100 | 800.950.2400
9710 SCRANTON ROAD., SUITE 100 | SAN DIEGO, CA | 92121 | 858.450.0055 | 800.248.4580
WWW.DMCOS.COM